      March 12, 2025

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Re:	Loomis Sayles Alternative Asset Based Solutions Income Fund (the “Fund”)

Request for Withdrawal of Registration Statement on Form N-2

(File No. 811-23394)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) withdraw the Fund’s registration statement filed via EDGAR on Form N-2 (accession no. 0001193125-18-342128), together with all amendments and exhibits thereto, originally filed with the Commission on December 4, 2018 (the “Registration Statement”). The Fund has determined not to commence operations and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares, and no securities were sold under the Registration Statement.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary

cc:	Susan Tobin, Esq.

Natalie Wagner, Esq.

Michael G. Doherty, Esq.

Jessica Reece, Esq.